Filed by The First Bancshares, Inc.

(Commission File No. 000-22507)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Beach Bancorp, Inc.
Date: April 26, 2022

On April 26, 2022, Beach Bancorp, Inc. distributed the following materials to its employees.

BEACH BANK CONVERSION

COMMONLY ASKED QUESTIONS

Why is The First Bank joining forces with Beach Bank?

The First Bank has entered into a definitive agreement with Beach Bank in an effort to better serve our clients and to provide stronger returns to our shareholder.

Who is The First Bank?

The First Bank is headquartered in Hattiesburg, Mississippi. Founded in 1996, The First Bank has operations in Mississippi, Louisiana, Alabama, Florida and Georgia. Twenty six years ago, our founding Directors started our Bank with a vision of creating a regional community bank that focused on growing our business by building long term relationships with clients and generating superior returns for our shareholders. The Company’s stock is traded on NASDAQ Global Market under the symbol FBMS. Additional information is available on the Company’s website: www.TheFirstBank.com

When will the legal closing take place?

The legal closing is targeted for the 3rd Quarter of 2022 with systems conversions to follow during the 4th quarter of 2022.

Is there anything I need to do right now?

Yes. We encourage you to review and update your current email, mailing address and account information within your Online Banking account or at your local branch to ensure that it is up to date. Important updates will be sent to you throughout the conversion process and we do not want you to miss any of this information.

Will I get notifications?

Yes. You will receive periodic updates throughout this process. You will receive a booklet prior to conversion with information regarding any changes that may occur. All updated information will also be placed on our website www.TheFirstBank.com.

Where are The First branches located?

The First has 90 branch locations in Mississippi, Alabama, Louisiana, Florida, and Georgia. Attached is a map of our combined locations. You can find a complete list of all The First Bank locations on our website www.TheFirstBank.com/locations.

Will I still use my current checks and debit card?

Yes, please continue to use your current checks and debit card at this time. You will continue to conduct business as usual at your branch location.

How does The First Bank support its communities?

Contributing to the quality of life in the communities that we serve is built into our Company’s Mission Statement. We take great pride in supporting local interests in our business and philanthropic efforts. Attached is a copy of our most recent Corporate Social Responsibility report that highlights many of these activities.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The First Bancshares, Inc., parent company of The First Bank (“FBMS” or “the Company”), will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 for the proposed merger, containing a proxy statement of Beach Bancorp, Inc., parent company of Beach Bank (“BBI”), and a prospectus of FBMS. FBMS will also file other documents with the SEC with respect to the proposed merger, pursuant to SEC reporting requirements. A definitive proxy statement/prospectus will be mailed to shareholders of BBI. Investors and security holders of FBMS and BBI are urged to read the entire proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about FBMS, BBI, and the proposed merger transactions. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by FBMS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by FBMS will be available free of charge on FBMS’ internet website or by contacting FBMS.

FBMS and BBI, and their respective directors and executive officers and other members of management and employees, may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of FBMS is set forth in its proxy statement for its 2022 annual meeting of shareholders, filed with the SEC on April 6, 2022, and its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statements Regarding Forward-Looking Information.

This current report on Form 8-K contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the proposed transactions between the Company and BBI (the “Merger”), the expected returns and other benefits of the Merger to shareholders, expected improvement in operating efficiency resulting from the Merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the Merger on the Company’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. Such forward-looking statements are not guarantees of future performance.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements. With respect to the Merger, factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the Merger may not be realized or take longer than anticipated to be realized, (2) disruption from the Merger with customers, suppliers, employee or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of one or both of the definitive agreement in respect of the Merger, (4) the risk of successful integration of BBI into the Company, (5) the failure to obtain the necessary approval by the shareholders of BBI, (6) the amount of the costs, fees, expenses and charges related to the Merger, (7) the ability by the Company to obtain required governmental approvals of the Merger, (8) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the Merger, (9) the failure of the closing conditions in the definitive agreements in respect of the Merger to be satisfied, or any unexpected delay in closing of the Merger, (10) the risk that the integration of the operations of BBI into the operations of the Company will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by the Company’s issuance of additional shares of its common stock in the Merger, and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other documents subsequently filed by the Company with the SEC. Consequently, no forward-looking statement can be guaranteed.

Neither the Company nor BBI undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this communication, any exhibits hereto or any related documents, the Company and BBI claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Talking Points for Employees

The First Bancshares, Inc., holding company for The First Bank, announced today the signing of a definitive agreement to acquire Beach Bancorp, Inc. Beach Bank is a $619.7MM community bank headquartered in Fort Walton Beach, Florida with 6 locations in Northwest Florida and 1 in Tampa, Florida. The legal closing of this transaction is expected to occur in the third quarter of 2022 subject to customary conditions, including regulatory approval.

We are very excited about two community banks coming together that share a common vision to deliver extraordinary personal service to their clients and to support the communities that they serve.

•	That’s why we joined together two great community banks with one main purpose…to better serve you in the Florida panhandle and Tampa markets. 26 years ago, our founding directors started our bank with a vision to create a community oriented financial institution that delivered exceptional service to our clients.

•	By joining forces with Beach Bank, that vision continues. Together we will have 97 locations and 925 team members across the southeastern U.S. serving the states of Florida, Georgia, Alabama, Mississippi and Louisiana.

•	Our partnership means expanded services and additional capacity for our existing clients as well as opening new growth oriented markets.

Customers will still do business with bankers they have come to know and trust. They will still receive that personal care that has come to be expected from Beach Bank.

•	You will still provide a full array of financial services and products, now with the strength of a community bank approximately $6.8 billion in total assets, $5.9 billion in total deposits and $3.4 billion in total loans. The Company will have 97 locations in Mississippi, Louisiana, Alabama, Florida, and Georgia.

•	You will now provide 97 convenient locations for banking and ATM services in Mississippi, Louisiana, Alabama, Florida, and Georgia.

•	When you bank with The First you are banking with a safe, sound, quality bank. The First is profitable and growing, with a strong capital base, having achieved 91 consecutive quarters of profitability. It is because of this commitment that The First earned a 5 Star Rating (the highest given) by BauerFinancial, “the nation’s bank rating service.”

Together we will continue to follow the guiding principles as set out by our founders, focusing on customer service, building relationships, and expanding our market share throughout the southeast.

We look forward to growing together!

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The First Bancshares, Inc., parent company of The First Bank (“FBMS” or “the Company”), will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 for the proposed merger, containing a proxy statement of Beach Bancorp, Inc., parent company of Beach Bank (“BBI”), and a prospectus of FBMS. FBMS will also file other documents with the SEC with respect to the proposed merger, pursuant to SEC reporting requirements. A definitive proxy statement/prospectus will be mailed to shareholders of BBI. Investors and security holders of FBMS and BBI are urged to read the entire proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about FBMS, BBI, and the proposed merger transactions. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by FBMS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by FBMS will be available free of charge on FBMS’ internet website or by contacting FBMS.

FBMS and BBI, and their respective directors and executive officers and other members of management and employees, may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of FBMS is set forth in its proxy statement for its 2022 annual meeting of shareholders, filed with the SEC on April 6, 2022, and its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statements Regarding Forward-Looking Information.

This current report on Form 8-K contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the proposed transactions between the Company and BBI (the “Merger”), the expected returns and other benefits of the Merger to shareholders, expected improvement in operating efficiency resulting from the Merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the Merger on the Company’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. Such forward-looking statements are not guarantees of future performance.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements. With respect to the Merger, factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the Merger may not be realized or take longer than anticipated to be realized, (2) disruption from the Merger with customers, suppliers, employee or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of one or both of the definitive agreement in respect of the Merger, (4) the risk of successful integration of BBI into the Company, (5) the failure to obtain the necessary approval by the shareholders of BBI, (6) the amount of the costs, fees, expenses and charges related to the Merger, (7) the ability by the Company to obtain required governmental approvals of the Merger, (8) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the Merger, (9) the failure of the closing conditions in the definitive agreements in respect of the Merger to be satisfied, or any unexpected delay in closing of the Merger, (10) the risk that the integration of the operations of BBI into the operations of the Company will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by the Company’s issuance of additional shares of its common stock in the Merger, and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other documents subsequently filed by the Company with the SEC. Consequently, no forward-looking statement can be guaranteed.

Neither the Company nor BBI undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this communication, any exhibits hereto or any related documents, the Company and BBI claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.